UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Dividends per Share of Common Stock for the Fiscal Year Ended March 31, 2013

and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2014

Tokyo, May 15, 2013 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to pay the year-end dividends for its common stocks as stated below. The record date thereof is March 31, 2013.

MUFG will submit the proposal therefor at the General Meeting of Shareholders to be held on June 27, 2013.

The annual dividend forecast for the fiscal year ending March 31, 2014 is also stated below.

1.	Dividends per Share of Common Stock for the Fiscal Year Ended March 31, 2013

(1)	Description of Dividends

	Determined amount	Most recent dividend forecast (announced on February 1, 2013)	Actual results for previous fiscal year (ended March 31, 2012)
Record date	March 31, 2013	March 31, 2013	March 31, 2012
Dividend per share	¥7	¥6	¥6
Total amount of dividends	¥99,109 million	—	¥84,926 million
Effective date	June 27, 2013	—	June 28, 2012
Resource of the dividends	Retained earnings	—	Retained earnings

(2)	Reasons

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing. After comprehensive consideration of its business performance and other factors, MUFG decided to pay ¥7 per share as the year-end dividend.

2.	Annual Dividend Forecast for Common Stock for the Fiscal Year Ending March 31, 2014

	Dividends per share (¥)
Record Date	Interim dividends	Year-end dividends	Annual dividends
Dividend forecast (Fiscal year ending March 31, 2014)	¥7	¥7	¥14

(Reference)

	Dividends per share (¥)
Record Date	Interim dividends	Year-end dividends		Annual dividends
Actual result for fiscal year ended March 31, 2013	¥6	¥7	*	¥13	*
Actual result for fiscal year ended March 31, 2012	¥6	¥6		¥12

*	The year-end dividend for the fiscal year ended March 31, 2013 (¥7) is based on the assumption that it will be approved at the General Meeting of Shareholders to be held on June 27, 2013.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

This press release contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of the Company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the Company’s current estimates, perceptions and evaluations. In addition, in order for the Company to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other disclosures that the Company has announced.